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                                                                 Exhibit 99.4.49

                  GUARANTEED MINIMUM ACCUMULATION BENEFIT RIDER

                      [ACCUMULATION PROTECTOR BENEFIT(SM)]

This rider is made part of the annuity contract to which it is attached. Except where the rider provides otherwise, it is subject to all of the conditions, definitions, and limitations of the contract.

You must hold the annuity contract a minimum of the Waiting Period shown under Contract Data years in order to receive the benefit, if any, provided by this rider.

You may not make additional purchase payments to the annuity contract in the period after the first 180 days that this rider is effective and before the expiration of the Waiting Period shown under Contract Data.

This rider requires participation in our asset allocation program. There is no additional charge to participate in this program. You may change your asset allocation model twice per contract year. Rider charges may vary by asset allocation model selection and will change if you change your asset allocation model to one for which the price is higher. (Rider charges will also change if you exercise the Elective Step-Up Option (described below) when the charge for new riders is higher.)

Because this rider requires that your contract value be invested in one of the asset allocation model portfolios for the life of the contract, and you CANNOT TERMINATE THIS RIDER DURING THE WAITING PERIOD SHOWN UNDER CONTRACT DATA, if you later decide you do not want to participate in any of the asset allocation model portfolios, you must terminate your contract by requesting a full withdrawal. Withdrawal charges and tax penalties may then apply.

In some instances you may be able to purchase another rider after the expiration of the Waiting Period of this rider.

If you selected this Guaranteed Minimum Accumulation Benefit Rider option, it will be indicated under Contract Data. Your initial investment allocation is shown under Contract Data. The additional charge for this rider is described below.

Tax-qualified annuities have minimum distribution rules that govern the timing and amount of distributions from the annuity contract. If you have a tax-qualified annuity, you may be required to take partial withdrawals from your contract to satisfy the minimum distribution requirements of the Code. Such required partial withdrawals will reduce any potential benefit that this rider provides.

THIS RIDER CANNOT BE TERMINATED EITHER BY YOU OR US PRIOR TO THE BENEFIT DATE EXCEPT AS DESCRIBED IN THE "TERMINATION OF THE RIDER" AND "GUARANTEED MINIMUM ACCUMULATION BENEFIT" SECTIONS.

DEFINITIONS

VALUATION DATE

Any normal business day, Monday through Friday, on which the New York Stock Exchange (NYSE) is open, up to the close of business on the NYSE, which is 4 p.m. Eastern time unless the NYSE closes earlier. At the close of business, the next valuation date begins.


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BENEFIT DATE

This is the first Valuation Date immediately following the expiration of the Waiting Period.

MINIMUM CONTRACT ACCUMULATION VALUE

If the rider is effective on the contract date, the initial Minimum Contract Accumulation Value is the amount equal to your initial purchase payment and purchase payment credit (if applicable). If the rider is effective as of a contract anniversary, the initial Minimum Contract Accumulation Value is the contract value on the later of the contract anniversary and the valuation date we receive your written request to add the rider (if available).

The Minimum Contract Accumulation Value also includes the amount of any purchase payments and purchase payment credits (if applicable) received within the first 180 days that the rider is effective, and is reduced by any Adjustments for Partial Withdrawals.

ADJUSTMENTS FOR PARTIAL WITHDRAWALS

The adjustment made for each partial withdrawal from the contract is equal to the amount derived from multiplying (a) and (b) where:

(a) is 1 minus the ratio of the contract value on the date of (but immediately after) the partial withdrawal to the contract value on the date of (but immediately prior to) the partial withdrawal.

(b) is the Minimum Contract Accumulation Value on the date of (but immediately prior to) the partial withdrawal.

WAITING PERIOD

The Waiting Period for the rider is shown under Contract Data.

GUARANTEED MINIMUM ACCUMULATION BENEFIT

The rider provides a one-time adjustment to your contract value on the Benefit Date if your contract value on that date is less than the Minimum Contract Accumulation Value.

If your contract value falls to zero as the result of adverse market performance or the deduction of fees and/or charges at any time before the Benefit Date, the contract and all its riders, including this rider, will terminate without value and no benefits will be paid on account of such termination. Exception: On the Benefit Date, if you are still living, an amount equal to the Minimum Contract Accumulation Value on the Valuation Date that your contract value reached zero, will be paid to you. No further benefits will then be payable from this rider.

If the contract value on the Benefit Date is less than the Minimum Contract Accumulation Value, the contract value will be increased to equal the Minimum Contract Accumulation Value. The rider will then terminate and no further benefits will be payable and no further charges for the rider will be deducted from your contract value.

If the contract value on the Benefit Date is equal to or greater than the Minimum Contract Accumulation Value, no benefit will be paid. The rider will then terminate without paying a benefit and no further charges for the rider will be deducted from your contract value.

OPERATION OF THE WAITING PERIOD

The Waiting Period starts on the rider effective date. The Waiting Period will restart whenever you exercise your right to an Elective Step-up. The Elective Step-up is described below. We will also restart the Waiting Period on the latest contract anniversary whenever a change you make in your asset allocation model causes the rider charge to increase more than 0.20% whenever the remaining waiting period just prior to the change was less than three years.


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AUTOMATIC STEP-UP OF THE MINIMUM CONTRACT ACCUMULATION VALUE

On each contract anniversary after the effective date of the rider, the Minimum Contract Accumulation Value will be the greater of:

(a) the contract value on that anniversary times the Automatic Step-up Percentage shown under Contract Data; or

(b) the Minimum Contract Accumulation Value immediately prior to this Automatic Step-up.

This Automatic Step-up of the Minimum Contract Accumulation Value will not restart the Waiting Period and will not change the charge for the rider.

ELECTIVE STEP-UP OPTION

Once each contract year within the thirty days following each contract anniversary after the effective date of the rider but prior to the Benefit Date, you may notify us that you wish to exercise the Elective Step-up option. When you do so, if the contract value on the valuation date we receive your written request to exercise this option is greater than the Minimum Contract Accumulation Value on that date, we will increase the Minimum Contract Accumulation Value to that contract value.

If your Minimum Contract Accumulation Value is increased as a result of this Elective Step-up, the Waiting Period will restart as of the latest contract anniversary and we may increase the charge for the rider. Not exercising this Elective Step-Up in subsequent years will not reinstate any prior Waiting Period. Rather, the Waiting Period under the rider shall always commence from the later of the rider effective date or the most recent anniversary for which the Elective Step-up option was exercised.

The Elective Step-up option is not available to anyone other than the original owner or an owner's spouse that continues the contract during the Waiting Period under the Spousal Continuation provision.

SPOUSAL CONTINUATION

If a spouse chooses to continue the contract during the Waiting Period under the spousal continuation provision, the rider will continue as part of the contract. Once within the thirty days following spousal continuation, the spouse may choose to exercise an Elective Step-up. If the contract value on the valuation date we receive the written request to exercise this option is greater than the Minimum Contract Accumulation Value on that date, we will increase the Minimum Contract Accumulation Value to that contract value. Also, the Waiting Period will restart on the latest contract anniversary and we will increase the charge for this rider if the charge for new riders is higher.

RIDER CHARGES

We deduct the fee for the rider once a year from your contract value on your contract anniversary. We pro-rate this fee among the subaccounts and the Fixed Account (if applicable) in the same proportion your interest in each account bears to your total contract value.

However, any amount deducted from the Fixed Account will be limited to: (1) the amount of interest credited in excess of the guaranteed minimum interest rate shown under Contract Data; plus (2) any amounts allocated or transferred to the fixed account in that year.

The fee is calculated by multiplying the rider charge by the greater of the contract value on the anniversary and the Minimum Contract Accumulation Value on the anniversary.

If you change your asset allocation model during a contract year or exercise your right to an Elective Step-up and the rider charge changes as a result, we will calculate an average rider charge, for that contract year only, that reflects the various different charges that were in effect that year, adjusted for the number of calendar days each charge was in effect.


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The charge associated with your initial asset allocation model is shown under
Contract Data. The charge will not change unless you alter your asset allocation model or exercise the Elective Step-up option when the price for the rider has increased. The rider charge is subject to the Maximum Rider Charge shown under Contract Data.

If the contract is terminated for any reason or when annuity payments begin prior to the Benefit Date, we will deduct the fee from the proceeds at that time, adjusted pro-rated for the number of calendar days coverage was in place during the contract year.

ADDITIONAL PURCHASE PAYMENT RESTRICTIONS

The rider prohibits additional purchase payments in the period after the first 180 days that the rider is effective and before the expiration of the Waiting Period.

TERMINATION OF THE RIDER

The rider will terminate under the following conditions:

- The rider will terminate before the benefit date without paying a benefit on the date

     -    you make a full withdrawal,

     -    annuitization begins, or

     -    the contract terminates as a result of the death benefit being paid.

-    The rider will terminate on the Benefit Date.

This rider is effective as of the contract date of this contract unless otherwise provided.

RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK


[/s/ Thomas R. Moore]
 -----------------------------------
SECRETARY


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